                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)


                             MIDLAND HOLLAND INC.

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                               (Name of Issuer)

                        Common Stock Without Par Value

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                        (Title of Class of Securities)

                                  595753G-109

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                                (CUSIP Number)

                               Tom S. Kusumoto
   Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
                          Telephone: (604) 689-7565

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 12, 1999

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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                             Page 2 of 8 Pages


CUSIP NO.   595753G-109

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1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Pacific Mercantile Company Limited
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2)  Check the Appropriate Box if a Member of a Group                  (a) [  ]
                                                                      (b) [  ]

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3)  SEC Use Only

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4)  Source of Funds

    WC
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5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

    [  ]
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6)  Citizenship or Place of Organization

    Province of Alberta, Canada
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                            (7)  Sole Voting Power
    Number of
    Shares Bene-                 244,463
                            --------------------------------------------------
                            (8)  Share Voting Power
    ficially
    Owned by                     - 0 -
                            --------------------------------------------------
                            (9)  Sole Dispositive Power
    Each Reporting
    Person                       244,463
                            --------------------------------------------------
                            (10) Share Dispositive Power
    With
                                 - 0 -
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    244,463
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

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13) Percent of Class Represented by Amount in Row (11)

    9.7%
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14) Type of Reporting Person

    CO
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                                                             Page 3 of 8 Pages


CUSIP NO.   595753G-109

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1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Cross Creek Finance Group Ltd.
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2)  Check the Appropriate Box if a Member of a Group                  (a) [  ]
                                                                      (b) [  ]

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3)  SEC Use Only

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4)  Source of Funds

------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    [  ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Province of British Columbia, Canada
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                            (7)  Sole Voting Power
     Number of
     Shares Bene-                - 0 -
                            --------------------------------------------------
                            (8)  Share Voting Power
     ficially
     Owned by                    - 0 -
                            --------------------------------------------------
                            (9)  Sole Dispositive Power
     Each Reporting
     Person                      - 0 -
                            --------------------------------------------------
                            (10) Share Dispositive Power
     With
                                 - 0 -
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    - 0 -
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

    - 0 -
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14) Type of Reporting Person

    CO
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


                                                             Page 4 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.

     This amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to shares of common stock without par value of Midland Holland Inc. ("Midland"), a corporation organized under the laws of Canada. This Amendment No. 2 amends the Schedule 13D of Pacific Mercantile Company Limited ("Pacific Mercantile") and Cross Creek Finance Group Ltd. ("Cross Creek") dated March 13, 1998 (the "Schedule 13D"), as amended by amendment No. 1 to the Schedule 13D dated August 18, 1998 ("Amendment No. 1"). The principal executive office of Midland is located at Suite 613, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. This Amendment No. 2 is being filed by Pacific Mercantile and Cross Creek to report a change in the number of common shares held by Pacific Mercantile since the date of Amendment No. 1 and to report the transfer of certain common shares from Cross Creek to Pacific Mercantile.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Cross Creek, a company organized under the laws of the Province of British Columbia, Canada, and Pacific Mercantile, a company organized under the laws of the Province of Alberta, Canada, and the owner of 100% of the capital stock of Cross Creek. The principal executive offices of Cross Creek and Pacific Mercantile are located at Suite 613, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. Cross Creek and Pacific Mercantile engage in financing, merchant banking and investing activities. Pacific Mercantile and Cross Creek are sometimes collectively referred to herein as the "Reporting Persons."

     The following table lists the name, citizenship, principal business address and principal occupation of the executive officers and directors of Pacific Mercantile and Cross Creek.


  NAME               RESIDENCE OR                             PRINCIPAL
                   BUSINESS ADDRESS                          OCCUPATION                              CITIZENSHIP
----------------------------------------------------------------------------------------------------------------
Tom S.       Suite 613, 375 Water Street,    Managing Director and President of Pacific              Canadian
Kusumoto     Vancouver, British Columbia,    Mercantile; Director and President of Cross Creek;
             Canada   V6B 5C6                Director and President of Midland; Securities Analyst
                                             of Mercury Partners & Company Ltd.
----------------------------------------------------------------------------------------------------------------
Tian R.      Suite 613, 375 Water Street,    Director, Vice-President and Secretary of Pacific       Canadian
Kusumoto     Vancouver, British Columbia,    Mercantile; Director and Secretary of Cross Creek;
             Canada   V6B 5C6                Director and Secretary of Midland; President of TRK
                                             Investment Corporation; Director, President and
                                             Secretary of Guardian Bancorp Ltd.
----------------------------------------------------------------------------------------------------------------
Lance Eng    Suite 613, 375 Water Street,    Director of Pacific Mercantile; Corporate Finance       Canadian
             Vancouver, British Columbia,    Senior Consultant of Arthur Anderson (Singapore);
             Canada   V6B 5C6                Investment Banker of Development Bank of
                                             Singapore.
----------------------------------------------------------------------------------------------------------------

                                                             Page 5 of 8 Pages


     During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pacific Mercantile used its working capital to purchase common shares of Midland.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pacific Mercantile acquired common shares of Midland for investment purposes.

     Other than as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of its directors or executive officers, have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of Midland, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Midland or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Pacific Mercantile is the owner and has the sole power to direct the vote and disposition of 244,463 common shares of Midland, representing approximately 9.7% of the outstanding common shares of Midland.

     Until August 31, 1998, Cross Creek, a wholly-owned subsidiary of Pacific Mercantile, was the direct beneficial owner, Pacific Mercantile was the indirect beneficial owner, and Pacific Mercantile and Cross Creek had the shared power to direct the vote and disposition of 1,063,500 common shares of Midland. On August 31, 1998, Cross Creek transferred its beneficial interest in the common shares of Midland to Pacific Mercantile.

     Pacific Mercantile has made the following acquisitions and dispositions of common shares of Midland through market transactions on the NASD OTC Bulletin Board in the United States since the filing of Amendment No. 1:

                                                             Page 6 of 8 Pages


Date            Number of Shares                                Aggregate
               Acquired (Disposed)     Price per Share     Purchase/Sale Price
----------     -------------------     ---------------     -------------------

Dec. 1, 1998         54,000                $0.105              $  5,756.00
Mar. 9, 1999         11,463                $0.10               $  1,201.30
Apr. 6, 1999          2,500                $0.15               $    390.00
Apr. 21, 1999        20,000                $0.391              $  7,934.50
May 10, 1999         (3,000)               $0.25               $    775.00
May 11, 1999         (5,000)               $0.125              $    650.00
May 12, 1999         (5,000)               $0.125              $    650.00

     On February 10, 1999, Midland effected a stock consolidation on a 1 for 5 basis. As a result, the aggregate number of common shares of Midland held by Pacific Mercantile on February 1, 1999 decreased from 1,117,500 to 223,500.

     As of the date of this Amendment No. 2, there exist no agreements or understandings between Pacific Mercantile on the one hand and any other persons or entities on the other hand that would cause Pacific Mercantile and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

     To the knowledge of Pacific Mercantile, none of its directors or executive officers have any power to vote or dispose of any common shares of Midland, nor did Pacific Mercantile effect any transactions in such shares during the past 60 days, except as disclosed herein.

     To the knowledge of Pacific Mercantile, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of Midland acquired by Pacific Mercantile.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number      Description
--------------      -----------
      1             Joint Filing Agreement between Pacific Mercantile Company
                    Limited and Cross Creek Finance Group Ltd. dated June 4,
                    1999.

                                                             Page 7 of 8 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 4, 1999
                                           -----------------------------------
                                                         (Date)

                                           PACIFIC MERCANTILE COMPANY LIMITED
                                           By:

                                                   /s/ Tom S. Kusumoto
                                           -----------------------------------
                                                       (Signature)

                                                Tom S. Kusumoto, President
                                           -----------------------------------
                                                    (Name and Title)


                                                      June 4, 1999
                                           -----------------------------------
                                                         (Date)

                                           CROSS CREEK FINANCE GROUP LTD.
                                           By:

                                                   /s/ Tom S. Kusumoto
                                           -----------------------------------
                                                       (Signature)

                                                Tom S. Kusumoto, President
                                           -----------------------------------
                                                    (Name and Title)

                                                             Page 8 of 8 Pages


                                EXHIBIT INDEX


Exhibit Number                  Description
--------------                  -----------
      1                         Joint Filing Agreement between Pacific
                                Mercantile Company Limited and Cross Creek
                                Finance Group Ltd. dated June 4, 1999.